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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

IMAGE ENTERTAINMENT, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
452439 10 2
(CUSIP Number)
Martin W. Greenwald
20525 Nordhoff Street, Suite 200
Chatsworth, CA 91311-6104
(818) 407-9100

Copy to:

Gordon Bava, Esq.
Manatt, Phelps & Phillips, LLP
11355 W. Olympic Blvd.
Los Angeles, CA 90064
(310) 312-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	452439 10 2

1	NAMES OF REPORTING PERSONS: Martin W. Greenwald

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF*

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,321,604 (includes options to purchase 499,500 shares of common stock and 1,030 shares owned by MomAnDad, Inc., of which Martin W. Greenwald is a 50% owner)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,321,604 (includes options to purchase 499,500 shares of common stock and 1,030 shares owned by MomAnDad, Inc., of which Martin W. Greenwald is a 50% owner)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,321,604 (includes options to purchase 499,500 shares of common stock and 1,030 shares owned by MomAnDad, Inc., of which Martin W. Greenwald is a 50% owner)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	No payment was made to the holders of the shares subject to the Support Agreement described in Item 4 of this Schedule 13D. To the extent the reporting person hereafter exercises any options to purchase common stock of Image Entertainment, Inc., it is anticipated that the funds necessary for such exercise will come from the personal funds of the reporting person.

Item 1. Security and Issuer
This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Image Entertainment, Inc. (the “Issuer”), a corporation organized under the laws of the State of Delaware. The Issuer’s principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.
Item 2. Identity and Background
(a) This Schedule 13D is filed on behalf of Martin W. Greenwald, an individual.
(b) Martin W. Greenwald’s business address is 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.
(c) The principal occupation of Martin W. Greenwald is to serve as Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The Issuer is a vertically-integrated independent home entertainment content supplier engaged in the acquisition, production and worldwide distribution of exclusive content for release on a variety of formats and platforms (including, DVDs, CDs and broadcast). The Issuer’s principal executive offices are located at 20525 Nordhoff Street, Suite 200, Chatsworth, California 91311.
(d) During the last five years, Martin W. Greenwald has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Martin W. Greenwald has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) Martin W. Greenwald is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
No payment was or is contemplated to be made to Martin W. Greenwald in connection with the Support Agreement described in Item 4 of this Schedule 13D.
Item 4. Purpose of Transaction
On March 29, 2007, Martin W. Greenwald entered into a Support Agreement (the “Support Agreement”) with BTP Acquisition Company, LLC (“BTP”) in order to induce BTP to enter into the Agreement and Plan of Merger, dated March 29, 2007, by and among BTP, IEAC, Inc. and the Issuer (the “Merger Agreement”). Pursuant to the Support Agreement, Mr. Greenwald has agreed to vote his shares of Common Stock in support of the Merger Agreement and has agreed to take certain other actions in support of the merger.
The foregoing description of the Support Agreements is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto, and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
(a) Martin W. Greenwald currently owns 1,321,604 shares of Common Stock, which figure includes 499,500 shares subject to currently unexercised options to purchase shares of Common Stock and 1,030 shares held by MomAnDad, Inc. (of which Martin W. Greenwald is a 50% owner). Such 1,321,604 shares of Common Stock constitute approximately 6.1% of the outstanding shares of Common Stock of the Issuer (based upon the Issuer’s representation in the Merger Agreement that there were 21,576,544 shares of Common Stock outstanding as of the close of business on March 29, 2007).
(b) Martin W. Greenwald has sole voting and dispositive power with respect to such shares and options.
(c) Not applicable.
(d) The co-owner of MomAnDad, Inc. has the right to receive 50% of the dividends from, or the proceeds from the sale of, the 1,030 shares of Common Stock held by such entity.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See response to Item 4.
Item 7. Material to Be Filed as Exhibits

Exhibit
No.	Description
99.1	Support Agreement, dated March 29, 2007, by and between BTP Acquisition Company LLC, a Delaware limited liability company, and Martin W. Greenwald.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 6, 2007

/s/ Martin W. Greenwald
Martin W. Greenwald

EXHIBIT INDEX

Exhibit
No.	Description
99.1	Support Agreement, dated March 29, 2007, by and between BTP Acquisition Company LLC, a Delaware limited liability company, and Martin W. Greenwald.

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